Immortal Data, Inc.

Financial Statements
with
Independent Auditors' Report

December 31, 2021

Ball & McGraw, P.C.
Certified Public Accountants
Phoenix, Arizona

Immortal Data, Inc,
Table of Contents
December 31, 2021



Ball & McGraw, *P.C.*
Certified Public Accountants

351 West Hatcher Road, Phoenix, AZ 85021
Phone (602) 942-3435   Fax (602) 942-8555
e-mail: info@ball-mcgraw.com

Independent Auditor's Report

To the Board of Directors
Immortal Data, Inc.
Las Cruces, New Mexico

Opinion

We have audited the financial statements of Immortal Data, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of income and changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Immortal Data, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Immortal Data, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that were communicated with those charged with governance and, in our professional judgment, were of most significance in our audit of the financial statements of the current period. This matter was addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

The accounts receivable and accounts payable need to be reviewed at year end for proper cut-off and inclusion in the correct fiscal year.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Immortal Data,

3

Inc.'s ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Immortal Data, Inc. internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Immortal Data, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Ball: McGraw, P.C.

May 4, 2022

Immortal Data, Inc.
Balance Sheets
December 31, 2021

ASSETS

		2021
Current Assets		
Cash	$	1,488
Prepaid Expenses		1,121
Accounts Receivable		14,975
Due from shareholders (note 3)		840
Total Current Assets	$	18,424

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities		
Accounts payable	$	5,790
Advances (note 10)		42,500
Loans from shareholders (note 4)		20,401
Total Current Liabilities		68,691

Commitments (note 8)

Shareholders' Deficit		
Capital stock,Class A 5,000,000 shares authorized, 2,501,000 issued and outstanding, $.001 par value		2,501
Capital stock,Class B 2,300,000 shares authorized, 2,526 issued and outstanding, $.001 par value (note 9)		3
Paid in Capital		10,101
Retained deficit		(62,872)
Total Shareholders' Deficit		(50,267)
Total Liabilities and Shareholders' Deficit	$	18,424

See accompanying Notes to Financial Statements

Immortal Data, Inc.
Statements of Income and Retained Deficit
For the Year Ended December 31, 2021

Revenues	
Project Revenue	$ 14,975
Total Revenues	14,975
Operating Expenses	
Advertising and Promotion	1,142
Corporate filings	182
Professional fees	22,744
Sub Contractor Payments	32,790
Equipment	2,761
Computer and internet expenses	3,691
Rent – office	1,182
Office supplies	689
Shipping and Postage	389
Insurance	364
Continuing education	649
Travel and meals	7,872
Interest expense	335
Bank charges	15
Total Expenses	74,804
Loss before income taxes	(59,829)
Income taxes	-
Net Loss	(59,829)
Retained Deficit, beginning of year	(3,043)
Retained Deficit, end of year	$ (62,872)

See accompanying Notes to Financial Statements

Immortal Data, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities

Net (loss)	$	(59,829)
(Increase) decrease in assets:		
Due from shareholder		(24)
Accounts receivable		(14,975)
Prepaid expenses		(1,121)
Increase (decrease) in liabilities:		
Accounts payable		5,790
Accrued interest		335
Net cash used by operating activities		(69,824)
Cash Flows from Financing Activities		
Advance		32,500
Capital stock purchases		10,420
Net cash provided by financing activities		42,920
Net decrease in cash and cash equivalents		(26,904)
Cash, beginning of year		28,392
Cash, end of year	$	1,488
Supplemental information:		
Interest paid	$	-
Taxes paid	$	-

See accompanying Notes to Financial Statements

7

Note 1 – Summary of Significant Accounting Policies

Nature of Activities
Immortal Data, Inc. (the 'Company') was originally incorporated in Virginia on March 24, 2011 resulting from a conversion from Immortal Data, LLC which was formed in the state of Virginia on September 20, 2010. On January 21, 2021, the corporation registered its corporate entity in Wyoming and renounced its Virginia corporate status. Currently the Company is operating out of Las Cruces, New Mexico.

The purpose of the Company is to do research and develop systems used in spacecraft and other platforms. Currently the Company is developing a "distributed black box" to be used for data acquisition in spacecraft during flight. The same technology may later be used to acquire and retrieve data from drones, rockets, sea craft, and also from other platforms, such as orbiting facilities and other world or undersea structures.

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of the one checking account.

Advertising
Advertising is expensed as incurred.

Income Taxes
The Company is organized as a C-corporation and has adopted Financial Accounting Standards Board ASC 740. Deferred income taxes are recognized for the tax consequences of "temporary differences" by enacting statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Revenue Recognition
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." Topic 606 established that the Company recognize revenue using the following five-step model:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and

Note 1 – Summary of Significant Accounting Policies (continued)

- Recognition of revenue when or as, the Company satisfies a performance obligation.

During the year ended December 31, 2021 Company had one source of revenue for providing subcontract services related to a research project. At December 31 2021 there was $14,974 of accounts receivable related to this contract. The cost of obtaining a contract with a customer is expensed as incurred and is included in the income statement.

Accounts Receivable
Accounts receivable represent amounts due from customers and other potential funding sources. For the year ended December 31, 2021 there was $14,975 in accounts receivable. The Company expects all receivables to be collectible, therefore no allowance account has been recorded.

Credit Risk
During the normal course of its business, the Company accumulates cash and maintains deposits at a bank. From time to time, cash balances may exceed Federal Deposit Insurance Company (FDIC) limits. The Company has not experienced any losses on such deposits.

Note 2 – Economic Dependency

All of the Company's revenues were from a contract with one customer for the year ending December 31, 2021. This revenue was not enough to sustain Company operations. As such additional funding was received from another individual. See notes 4 and 10 for additional information. If the shareholder loans and/or advances were withdrawn, it could impair the Company's ability to operate.

Note 3 – Due from Shareholders

At December 31, 2021 the Company was owed $840 by one shareholder.

Note 4 –Shareholder Loans

Three shareholders have advanced $20,402 to the Company as of December 31, 2021. The loans have no set repayment schedule and may be converted for the purchase of stock at the payee's discretion. At December 31, 2021 one loan is subject to 2% simple interest. For the year ended December 31, 2021accrued interest of $335 has been added to the principal balance of this loan. All loans are unsecured.

Note 5 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 4, 2022 the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through May 4, 2022, which would require adjustment or disclosure in the financial statements.

Note 6 - Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents. The estimated fair value of cash and short-term obligations approximates carrying value because of the short maturity of those instruments.

Accounts Receivable. The carrying amount of accounts receivable in the balance sheet approximates fair value.

Accounts Payable. The carrying amount of accounts payable in the balance sheet approximates fair value.

Loans Payable. The carrying amount of loans payable in the balance sheet approximates fair value.

Note 7 – Income Taxes

At December 31, 2021 the Company has net operating loss carryforwards of $62,872. Income tax expense for the year ended December 31, 2021 is $ 0. The benefit of the net operating loss carryforward has not been recognized and it is uncertain as to when the Company will benefit from the losses in the future.

Note 8 – Co-Share Agreement

During the year ended December 31, 2021, the Company was in the final year of a three-year research grant administered by the New Mexico Institute of Mining and Technology. The Company was considered a subcontractor and was subject to a co-share requirement of FAA COE CST requiring the Company to provide a $50.000 match. The Company has provided this match by the unpaid professional labor of two shareholders

Note 9 – Capital Stock-Class B Shares

During the year ended December 31, 2021, the Company entered into a capital funding agreement with an online capital funding organization. In order to satisfy the requirements of the online funding arrangement, the Company was required to authorize a second class of stock known as Class B stock. The Company authorized 2,300,000 shares with a par value of $.001, of Class B stock on September 24, 2021. The Class B stock is administered and controlled by the capital funding organization which retains the voting rights. As of December 31, 2021, 2,526 shares of Class B stock have been issued.

Note 10 - Advances

During the year ended December 31, 2021, an individual advanced the Company $32,500. Total advances due to this individual are $42,500. The advances have no repayment schedule or interest rate and may be converted to stock at the payee's discretion. These advances are unsecured.

Note 11- Operational Uncertainties

Business and operations could be adversely impacted by health epidemics including the recent viral outbreak.

In March 2020, the World Health Organization declared a viral pandemic. In addition, several states in the U.S., have declared states of emergency as a result of this pandemic.

Potential impacts to our business include, but are not limited to:

- A need to redirect specific resources toward the viral outbreak.
- Travel restrictions imposed by governments, resulting in the inability to work directly with others which could impact our workflow.
- Certain suppliers of materials used in our business are located in areas impacted by the virus. This could limit our ability to obtain sufficient materials for operations.
- The pandemic could adversely affect the economies and financial markets of many countries; resulting in an economic downturn which could affect demand for certain resources and impact upon our operations.

Any of the foregoing could harm our business. At this time, we cannot anticipate all of the ways in which health epidemics could adversely impact our business. Although we are continuing to monitor and assess the effects of the viral pandemic on our business, the ultimate impact of this viral outbreak or a similar health epidemic is highly uncertain and subject to change on a daily basis.

Immortal Data, Inc.

Financial Statements
with
Independent Auditors' Report

December 31, 2020 and 2019

Ball & McGraw, P.C.
Certified Public Accountants
Phoenix, Arizona

Immortal Data, Inc.
Table of Contents
December 31, 2020 and 2019



Ball & McGraw, P.C.

Certified Public Accountants

351 West Hatcher Road, Phoenix, AZ 85021
Phone: (602) 942-3435   Fax: (602) 942-8555
e-mail: info@ball-mcgraw.com

Independent Auditors' Report

To The Board of Directors
Immortal Data, Inc.
Leesburg, Virginia

Report on the Financial Statements

We have audited the accompanying financial statements of Immortal Data, Inc. which comprise the balance sheet as of December 31, 2020 and 2019 and the related statements of income and members' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Immortal Data, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Ball : Mc Graw, P. C.

June 17, 2021

Immortal Data, Inc.
Balance Sheets
December 31, 2020 and 2019

ASSETS

	2020	2019
Current Assets		
Cash and cash equivalents	$ 28,392	$ 2,133
Due from shareholders (note 3)	817	809
Total Current Assets	$ 29,209	$ 2,942

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
Current Liabilities		
Accounts payable	$ -	$ 3,020
Loans from shareholders (note 4)	30,066	19,544
Total Current Liabilities	30,066	22,564
Commitments (note 5)		
Shareholders' Equity		
Capital stock, 5,000 shares authorized, 2,185 issued and outstanding, $1 par value	2,185	2,185
Retained earnings	(3,043)	(21,807)
Total shareholders' equity	(858)	(19,622)
Total Liabilities and Shareholders' Equity	$ 29,209	$ 2,942

See accompanying Notes to Financial Statements


Immortal Data, Inc.
Statements of Income and Retained Earnings
For the Years Ended December 31, 2020 and 2019


	2020	2019
Revenues		
Research grant	$ 50,000	$ -
Total Revenues	50,000	-
Operating Expenses		
Professional fees	13,991	530
Equipment	12,829	99
Computer and internet expenses	1,908	794
Rent – office	1,082	805
Office supplies	214	326
Insurance	338	336
Continuing education	-	1,995
Dues and subscriptions	100	995
Postage	215	179
Interest expense	477	322
Bank charges	81	478
Total Expenses	31,236	6,859
Income before income taxes	18,764	(6,859)
Income taxes	-	-
Net Income	18,764	(6,859)
Retained Earnings, beginning of year	(21,807)	(14,948)
Retained Earnings, end of year	$ (3,043)	$ (21,807)


Immortal Data, Inc.
Statement of Cash Flows
For the Years Ended December 31, 2020 and 2019


	2020	2019
Cash Flows from Operating Activities		
Net income (loss)	$ 18,764	$ (6,859)
(Increase) decrease in assets:		
Due from shareholder	(8)	-
Increase (decrease) in liabilities:		
Accounts payable	(3,021)	3,021
Net cash provided (used) by operating activities	15,735	(3,838)
Cash Flows from Financing Activities		
Shareholder loans	10,524	5,713
Net cash provided by financing activities	10,524	5,713
Net increase in cash and cash equivalents	26,259	1,875
Cash, beginning of year	2,133	258
Cash, end of year	$ 28,392	$ 2,133
Supplemental information:		
Interest paid	$ 155	$ -
Taxes paid	$ -	$ -


See accompanying Notes to Financial Statements

7


Note 1 – Summary of Significant Accounting Policies

Nature of Activities

Immortal Data, Inc. (the 'Company') is a Virginia corporation formed on March 24, 2011 resulting from a conversion from Immortal Data, LLC which was formed in the state of Virginia on September 20, 2010. The purpose of the Company is to do research and develop systems used in spacecraft and other platforms. Currently the Company is developing a "distributed black box" to be used for data acquisition in spacecraft during flight. The same technology may later be used to acquire and retrieve data from drones, rockets, sea craft, and also from other platforms, such as orbiting facilities and other world or undersea structures.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of the Company's two checking accounts.

Property and Equipment

Property and equipment are stated at cost. Additions, renewals, and betterments of $10,000 or more are capitalized. Expenditures for maintenance and repairs are charged to expense. Depreciation is computed using either accelerated or straight line methods over useful lives as determined by management.

Maintenance and repairs are charged to expense as incurred. The costs of additions and improvements are capitalized and depreciated over the remaining useful lives of the assets. The costs and accumulated depreciation of assets sold or retired are removed from the accounts and any gain or loss is recognized in the year of disposal.

Advertising

Advertising is expensed as incurred.

Long-lived Assets

Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale

Note 1 – Summary of Significant Accounting Policies (continued)

Long-lived Assets (continued)

are reported at the lower of carrying amount or fair value less cost to sell. During the year ended December 31, 2020 and 2019, no impairment of long-lived assets was recognized.

Income Taxes

The Company is organized as a C-corporation and has adopted Financial Accounting Standards Board ASC 740. Deferred income taxes are recognized for the tax consequences of "temporary differences" by enacting statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." Topic 606 established that the Company recognize revenue using the following five-step model:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as, the Company satisfies a performance obligation.

During the years ended December 31, 2020 and 2019 the Company had one source revenue for providing subcontract services related to a research grant. All revenue was earned as of December 31 2020. The cost of obtaining a contract with a customer is expensed as incurred and is included in the income statement.

Accounts Receivable

Accounts receivable represent amounts due from customers and other potential funding sources. For the years ended December 31, 2020 and 2019, all revenues were received resulting in no accounts receivable being recorded.

Credit Risk

During the normal course of its business, the Company accumulates cash and maintains deposits at two banks. From time to time, cash balances may exceed Federal Deposit Insurance Company (FDIC) limits. The Company has not experienced any losses on such deposits.

Note 2 – Economic Dependency

All of the Company's revenues were from contracts with New Mexico Institute of Mining and Technology in year ending December 31, 2020. See note 6 for additional information.

Note 3 – Due from Shareholders

At December 31, 2020 and 2019 the Company was owed $817 and $808 respectively by one shareholder.

Note 4 –Loans from Shareholders

Three shareholders have advanced $30,066 and $19,544 to the Company at December 31, 2020 and 2019, respectively. The loans have no set repayment schedule and may be converted for the purchase of stock at the payee's discretion. At December 31, 2020 and 2019, $16,096 and $16,417 of loans are subject to 2% accrued simple interest in the amount of $322 per year. The loans are unsecured.

Note 5 – Co-share Agreement

During the year ended December 31, 2020, the Company was considered a subcontractor on a research grant administered by the New Mexico Institute of Mining and Technology. As such. It is subject to a co-share requirement of FAA COE CST requiring the Company to provide $50.000 match. The Company provided this match by the unpaid professional labor of two shareholders.

Note 6 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through June 17, 2021 the date the financial statements were available to be issued. No events have occurred subsequent to the statement of financial position date through June 17, 2021, which would require adjustment or disclosure in the financial statements except as noted below:

On January 27, 2021 the Company received approval to redomicile to the state of Wyoming.

Note 7 - Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents. The estimated fair value of cash and short-term obligations approximates carrying value because of the short maturity of those instruments.

Accounts Receivable. The carrying amount of accounts receivable in the balance sheet approximates fair value.

Accounts Payable. The carrying amount of accounts payable in the balance sheet approximates fair value.

Loans Payable. The carrying amount of loans payable in the balance sheet approximates fair value.

Note 8 – Income Taxes

At December 31, 2020 and 2019 the Company has net operating loss carryforwards of $1,977 and $21,063, respectively. Income tax expense for the years ended December 31, 2020 and 2019 is $0. The benefit of the net operating loss carryforwards have not been recognized.

Note 9 - Operational Uncertainties

Business and operations could be adversely impacted by health epidemics including the recent viral outbreak.

In March 2020, the World Health Organization declared a viral pandemic. In addition, several states in the U.S., have declared states of emergency as a result of this pandemic.

Potential impacts to our business include, but are not limited to:

- A need to redirect specific resources toward the viral outbreak.
- Travel restrictions imposed by governments, resulting in the inability to work directly with others which could impact our workflow.
- Certain suppliers of materials used in our business are located in areas impacted by the virus. This could limit our ability to obtain sufficient materials for operations.
- The pandemic could adversely affect the economies and financial markets of many countries; resulting in an economic downturn which could affect demand for certain resources and impact upon our operations.

Any of the foregoing could harm our business. At this time, we cannot anticipate all of the ways in which health epidemics could adversely impact our business. Although we are continuing to monitor and assess the effects of the viral pandemic on our business, the ultimate impact of this viral outbreak or a similar health epidemic is highly uncertain and subject to change on a daily basis.